
November 16, 2023

Michael Novogratz
Chief Executive Officer
Galaxy Digital Inc.
300 Vesey Street
New York, NY 10282

> **Re: Galaxy Digital Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 11, 2023**
> **File No. 333-262378**

Dear Michael Novogratz:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 12, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

General

1. We note your response to comment 9 that Blue Fire Capital Europe Cooperatief U.A., now rebranded to Quantitative Principal Trading, engages in your "quantitative trading activity with respect to digital assets that are potentially securities" and that it is primarily engaged in trading activity with respect to bitcoin and ether. Please revise your disclosure to clarify what you mean by the crypto assets are "potentially securities."

2. We continue to evaluate your responses to comments 50, 59, 72 and 84 and may have further comments.

<u>A Letter from Michael Novogratz, our Founder and Chief Executive Officer, page iv</u>

3.   We note your response to comment 20 and re-issue in part. Please expand to provide recent support for your statement that the entrance of institutions and human capital into the space continues.

<u>Questions and Answers about the Proposed Transactions</u>
<u>General Questions and Answers for GDHL Shareholders, page 1</u>

4.   Please refer to comment 12 of our letter dated November 5, 2021. Please revise to disclose the number of Class B ordinary shares of GDHL that will be issued in connection with the Governing Documents Amendment. Please make corresponding changes throughout the document as applicable. Further, file the form of proxy and form of written consent that will be used in relation to the solicitation of GDHL shareholders.

<u>Prospectus Summary</u>
<u>Information About Galaxy</u>
<u>Our Products and Services, page 16</u>

5.   We note your response to comment 21. Please revise your disclosure to address the following:
   • Discuss the material terms of any agreements you have with third-party custodians;
   • Describe the terms and provisions of any insurance policies that will cover the customer digital assets that are held by third-party custodians, including the amount of coverage, term, termination provisions, renewal options and limitations on coverage. To the extent there are none, please revise your disclosure to so clarify and expand your risk factor disclosure as appropriate; and
   • Clarify the usage of private keys and your statement that Galaxy may hold a shard of the private key, in light of your disclosure and response that in accordance with your customer agreements, GalaxyOne customer digital assets will now only be held in custodian omnibus accounts.

<u>The Cryptoeconomy, page 18</u>

6.   Please revise to provide support for your statements that "Ethereum is home to the largest share of newer application categories" and "bitcoin and ether together account for more than 65% of the asset class's market capitalization today." Please revise to provide support for your statement that "[t]he number of world wide individual cryptocurrency users was 425 million as of January 2023, up from 295 million in January 2022."

<u>Government Regulation</u>
<u>United States, page 30</u>

7.   Please explain if Galaxy Digital Partners LLC uses the advisory services of GDCM LP, and if so how.

Canada and other jurisdictions, page 31

8.   We note your statement that "GDH LP's diversified asset management firm dedicated to the cryptocurrency and blockchain sectors intends, in the future, to register or file for a registration exemption in Canada to sell or distribute securities, or to advise with respect to investments in securities, or to act as an investment fund manager, if required." Please identify the firm you are referring to here.

Risk Factors, page 49

9.   We note your response to comment 26 in which you state that "[c]ertain components of Galaxy's counterparty, credit, liquidity, and risk assessment processes were adjusted" in light of recent crypto asset market conditions. To the extent material, please revise your disclosure to describe any gaps your board or management have identified with respect to risk management processes and policies in light of recent crypto asset market conditions as well as any changes they have made to address those gaps.

Risks Related to Our Operations
A determination that a digital asset is a "security", page 52

10.   We note your disclosure regarding the lawsuits against Coinbase and Binance and your reference to "a number of digital assets that the SEC alleges to be unregistered securities." Please revise to clarify that your business supports certain of the assets identified in those complaints, disclose the particular digital assets in those complaints that you support and discuss the impact this may have on your business, financial condition and results of operations. Please also revise this risk factor to summarize the disclosure you have included in the second paragraph of the Legal Proceedings section in order to provide appropriate context for the risks you discuss.

Our process for analyzing whether or not a particular digital asset is a security, page 56

11.   We note your response to comment 28 and re-issue in part. Please disclose whether all digital assets you transact in have been re-examined under your current procedures or whether procedures you implement are prospective only, and discuss related risks as applicable. Please also revise to discuss the policies and procedures that will apply, including what actions you will take, if you determine that one of your products or services supports an asset that is deemed to be a security.

Risks Related to Our Business Lines
Our venture investments business within asset management, page 71

12.   Please describe who, either within the Company or outside of the Company, makes decisions about your equity investments in portfolio companies.

Risks Related to Cryptocurrencies and Digital Assets

The continuing development and acceptance of digital assets and distributed ledger technology, page 78

13. We note your response to comment 3 that you do not currently have a framework in place to offer staking services to customers, and are currently exploring ways to offer staking services in the future in compliance with applicable securities laws. Please revise to disclose the expected timeline and associated costs and risks related to the development and operation of a staking program. To the extent that you may offer staking to your customers but do not have a timeline related to the development of the staking program, please disclose the factors you will consider in determining whether and when to offer a staking program to your customers.

The U.S. federal income tax treatment of transactions in digital assets is unclear, page 83

14. Please revise to discuss the IRS' recent proposed regulations relating to the reporting of crypto asset transactions by brokers.

Short sales and borrowings of digital assets pose additional risks, page 85

15. Please expand to disclose the regulatory risks to which borrowing operations may be subject.

Risks Related to Regulation, Information Systems and Privacy Matters

Our and our third-party service providers' failure to safeguard and manage, page 98

16. We note your response to comment 30 and re-issue in part. Please revise to discuss the applicability of your policies related to know-your-customer, anti-money laundering, and safeguarding of assets for each of your business lines, and discuss how they are implemented.

Regulatory changes or actions by the U.S. Congress or any U.S. federal or state agencies, page 99

17. Please revise to update this risk factor for recent legislative developments. As an example, the Lummis-Gillibrand Responsible Financial Innovation Act was re-introduced in the Senate in July 2023 and the digital asset market structure bill initially released as a discussion draft has since been introduced into the House and has advanced out of the House Financial Services and Agriculture Committees.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Businesses, page 170

18. Please tell us which crypto assets are included in your different lines of businesses, including without limitation, whether each line of business deals with all of the crypto assets listed beginning on page 207, and whether each line of business deals with NFTs.

19. We note your disclosure on pages 17, 171, and 213 that you provide "critical network validator services." Please tell us, and revise future filings as applicable, to describe in detail the critical network validator services you provide and revenues recognized in association with these services in the periods presented.

Results of Operations, page 178

20. Please revise your next amendment to discuss, in more fulsome detail, the reasons for material changes in Statement of Operations line items from period-to-period. For example, we noted material changes to line items such as digital assets sales revenue, net gain/(loss) on digital assets, net gain/(loss) on investments, digital assets sales cost, and impairment of digital assets in the periods presented that included very limited discussion in the narrative section, such as your analysis on page 183 that, *"net revenues were $120.5 billion, a decrease of $15.6 billion, or 11%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This was driven by decreased digital assets sales revenue."* Please enhance with a narrative explanation of your financial statements that enables investors to see the company through the eyes of management, and provide the context within which financial information should be analyzed. Refer to Item 303 of Regulation S-K and SEC Release 33-8350.

21. We note that you had assets under management (AUM) of $2.4 billion at March 31, 2023. Please revise your next amendment to provide a rollforward of AUM showing the beginning balance, gross inflows, gross outflows and market appreciation/depreciation to arrive at an ending AUM balance.

22. We note that your discussion of net income/loss on pages 181, 184, and 187 appears to be related to net income/loss attributed to unit holders and not GAAP net income that includes income/loss attributable to noncontrolling interests. Please revise your disclosure to properly identify this income and discuss the impact of noncontrolling interests on total net income/loss.

Quantitative and Qualitative Disclosures about Market Risk
Credit and Counterparty Risk, page 190

23. Please revise to clarify the nature of the collateral provided by digital asset borrowers, including without limitation, whether permissible collateral includes all the digital assets listed beginning on page 207.

24. We note your disclosure that you participate in "lending and posting risk margin with trading exchanges and platforms," and that you post risk margin with digital asset trading platforms to participate in activities within the trading platform. Please clarify whether "trading exchange" and "trading platform" carry different definitions, and if so, whether you post risk margin with trading exchanges in addition to trading platforms. Please also expand to describe the activities referred to here. Additionally, clarify whether the trading exchanges and/or platforms referred to are located within the U.S. or elsewhere.

Information About Galaxy
Our Products and Services
Global Markets, page 204

25.   We note your disclosure here and on pages 16 and 236 that "Galaxy holds its customers' cash balances in omnibus client custodial accounts…To the extent that client cash balances are subject to lending arrangements with Galaxy where Galaxy has the right to rehypothecate, the cash for the loaned balances is moved into Galaxy's accounts with one or more banks that are members of the FDIC." Please revise to clarify the extent to which these balances are FDIC-insured (e.g., whether customers receive pass-through coverage). In addition, for the cash balances where Galaxy has the right to rehypothecate, please revise to clarify whether the loaned balances are moved to and remain in Galaxy's bank accounts, or if those funds may subsequently be used by Galaxy for other purposes.

Digital Infrastructure Solutions, page 213

26.   We note your response to comment 47 and re-issue in part. Please revise to include your response that historical data are not representative of your current operations.

27.   We note your response to comment 48 and re-issue in part. Please expand your disclosure to:
- Discuss the risks posed by the volatile nature of Bitcoin mining profitability and effects on material indicators of performance, including without limitation, cost of electricity, miner efficiency and profitability; and
- Provide the breakeven analysis of the cost of inputs to mine one Bitcoin with the price of Bitcoin as of the most recent practicable date, or provide a cross reference to the relevant section in "Management's Discussion and Analysis of Financial Condition and Results of Operations" that includes such analysis.

The Cryptoeconomy
Features and Applications of Digital Assets, page 214

28.   We note your disclosure here and on page 19 that "[t]he advantage of blockchains is the ability to launch and operate a marketplace without the need for an intermediary" and the decentralized nature of blockchains "allow for new types of business models without intermediaries that operate globally." We also note your disclosure on pages 21 and 220 that "[t]hroughout the failures of centralized digital asset trading platforms and lenders in 2022, DeFi applications performed admirably and without disruption, highlighting the benefits of financial applications devoid of human administrators." Please revise to qualify these statements, as it is not clear that digital asset trading platforms and DeFi applications are operated entirely without intermediaries or human administrators, or that all DeFi applications "performed admirably and without disruption" in 2022.

Transacting on DeFi, page 220

29.   We note your response to comment 53. Please revise to provide a more detailed discussion
        of how liquidity pools operate, what yield farming entails, and how rewards are earned.
        As part of your disclosure, be sure to include discussion of the automated market makers
        and decentralized exchanges and any interest you hold in them. In addition, disclose any
        risks associated with yield farming and liquidity pools.

Government Regulation
United States
Securities Regulation Generally, page 240

30.   We note your response to comment 2 and re-issue in part. Please revise to discuss how
        often you update or reconsider your analysis of each digital asset with which you transact,
        whether in connection with your policies and procedures or in response to judicial or
        regulatory developments.

Galaxy Digital Holdings LP Unaudited Consolidated Financial Statements
Notes to Condensed Consolidated Interim Financial Statements
Note 4. Digital Assets, page F-9

31.   We note your disclosure at the top of page F-12 that *"other digital assets included in the
        above tables are accounted for as indefinite-lived intangible assets and presented at cost
        less accumulated depreciation."* Given that this balance includes some digital financial
        assets measured at fair value, please revise your next amendment to clarify your
        disclosures.

Note 16. Variable Interest Entities
Non-consolidated Sponsor Investment Funds and Other VIEs, page F-26

32.   We acknowledge your response to comment 61. As the power to direct the activities that
        most significantly impact the economic performance of a variable interest entity (VIE)
        typically is not vested in an entity that has an insignificant economic interest in that VIE,
        please address the following:
        • Tell us the number of entities at March 31, 2023 and December 31, 2022 that you
          deconsolidated because you no longer have a significant variable interest in the funds.
        • Tell us the assets, liabilities and the noncontrolling interest that would be recorded on
          your balance sheet at March 31, 2023 and December 31, 2022 if you consolidated the
          entities in the preceding bullet.
        • Tell us in detail why it is appropriate to deconsolidate these entities at March 31,
          2023 and December 31, 2022 and cite for us the specific paragraphs in the
          authoritative guidance supporting your accounting.

Galaxy Digital Holdings LP Audited Annual Consolidated Financial Statements
Consolidated Statements of Operations, page F-47

33.   Please provide supporting accounting analysis for the inclusion of net gain on derivative trading and net gain/(loss) on investments within the subtotal "net revenues." We observe that by definition gains and losses are not revenue. As part of your analysis, clarify why there is no corresponding cost of revenue for each of these "net revenues" line items.

34.   Please address the following additional comments about your basic presentation and reference, where appropriate, the authoritative literature you rely upon to support your accounting:
   • Tell us whether your digital assets sales costs include all costs directly and indirectly related to these sales, including, at a minimum, compensation and benefits expenses and technology expenses. If not, revise your accounting to include all direct and an allocation of indirect expenses or tell us why your accounting is appropriate.
   • Tell us why you have no cost of revenues for lending and staking income and fee income as required by Rule 5-03(b)2(e) of Regulation S-X.
   • Tell us why you include notes interest expense as an operating expense when Rule 5-03(b)8 shows interest expense with non-operating income and non-operating expenses. In your response, clarify why you reflect the related unrealized gain on your notes payable derivative with other income/(expense).

Consolidated Statements of Cash Flows, page F-50

35.   We note your response to prior comment 62. As all impairments of digital assets are noncash charges, please reconsider the use of footnote 1 on this line item. Also, revise your adjustment for impairment of digital assets in each period presented to equal the amounts presented in your statements of operations. To the extent you wish to separately identify the portion of the impairment you associate with digital assets sold/disposed versus the portion of the impairment you associate with those still held on your balance sheet, those quantified amounts could be presented as part of a subtotal for total impairment or provided either parenthetically or in a footnote to the statements, provided you also separately disclose how you made such allocations.

Notes to Consolidated Financial Statements
Note 1. Basis of Presentation
Change in Presentation, page F-52

36.   Please tell us why you reclassified changes in payables to customers from operating activities to financing activities on your consolidated statements of cash flows. In your response, tell us the nature of these payables and how they qualify for financing activities classification under ASC 230-10-45-14.

Note 2. Significant Accounting Policies
Revenue Recognition
Income from Proprietary Mining, page F-55

37.   We note your response to prior comment 73. Please address the following:
- Tell us the names of the mining pools in which you participate.
- Tell us whether you and the mining pool operator can terminate the agreement at any time, for any reason, and without penalty. Tell us why or why not.
- Tell us your consideration of whether each mining pool arrangement is a contract that is continually renewed.
- Tell us the payment mechanism under each contract/terms of service.
- Tell us the time period underlying the payment determination and explain when each pool operator provides that computation and related payment.
- You disclose that you value noncash consideration at contract inception, tell us when each contract is incepted and the timing of the price you use to value digital assets mined.
- Tell us your consideration for disclosing your performance obligation as the provision of hash calculation services to the pool operator.

38.   We note your response to prior comment 73 that indicates leasing fee income from mining is included in fee income on the Statements of Operations. However, we note your disclosure in Note 12 on page F-81 that, *"revenue associated with mining leases is recognized within Income from mining in the Company's consolidated statements of operations."* Please revise your next amendment to provide consistent disclosure, or advise otherwise.

Digital Assets, page F-55

39.   Please revise your disclosure in the last paragraph of this accounting policy note to clarify why your digital assets placed with exchanges and trading platforms to satisfy risk margin requirements from open trading positions and your digital assets staked with third party validator nodes do not qualify for derecognition. In your revised disclosure:
- Describe the risk margin requirements imposed by the exchanges and trading platforms.
- Explain why the digital asses do not qualify for derecognition, including how you continue to control theses digital assets. For example, do you have the exclusive right and ability to use the digital assets at your sole discretion, including the ability to sell or pledge the digital assets to third parties?
- To the extent these digital assets are restricted in use in any way, disclose the nature of the restrictions and consider the need to present restricted digital assets on a separate balance sheet line item.

Digital Assets Loan Receivable, page F-56

40.   We note your response to prior comment 74. For digital assets loan receivable, please tell us, and revise your accounting policy in your next amendment, to indicate the following:
   •   Clarify whether at conclusion of the loan, the borrower is required to return the same type and quantity of digital assets to Galaxy; and
   •   Clarify whether while the loan is outstanding the borrower has the right and ability to use the digital assets at its sole discretion, including the ability to sell or pledge the borrowed digital assets to third parties.

41.   We note your response to prior comment 74. We note your disclosure on page F-56 that, upon funding of digital asset loans, the Company "reclassifies" the lent digital assets into digital assets loan receivable. Please tell us, and revise your next amendment if appropriate, to confirm if you "derecognize" the lent digital assets upon funding of digital asset loans and separately recognize a digital assets loan receivable.

42.   Please provide the analysis underlying your inclusion of the gain or loss from initial derecognition of lent digital assets and the gains and losses from remeasurement of the digital assets loan receivable over the life of the loan within a subtotal entitled "net revenue." In this regard, we note that your compensation for your digital asset lending activities is a fee equal to a percentage of the quantity of digital assets lent over the course of the loan, which is included in "net revenue." However, we are unable to discern how revenue is generated from either the initial transfer of the digital asset or the remeasurement of the receivable.

43.   You disclose in the first paragraph of this policy that for digital assets you lend to others the underlying loans are repayable at your option or the option of the borrower without penalty; however, for fixed term loans the borrower may prepay but you cannot accelerate the repayment of the loan. Please address the following:
   •   In your February 9, 2023 response to comment 76 in our February 11, 2022 letter you indicate that as of December 2022 you updated the standard Master Lending Agreement to remove the borrower's prepayment option for Term Deal loans. Reconcile the apparent discrepancy between that response and your current policy disclosure for fixed term loans.
   •   Tell us whether the borrower's ability to prepay the loan (if applicable) and your ability to accelerate the repayment of the loan are the put and call options, respectively, that you discuss in your response to comment 77 regarding digital assets that you borrow from others. If so, address the following:
      ◦   Revise your disclosure to clarify that these options are puts and calls, respectively.
      ◦   Clarify for us why these options for your lending transactions do not result in bifurcated embedded derivatives while similar options in your borrowing transactions result in bifurcated embedded derivatives.
   •   Tell us and revise the third paragraph of your accounting policy on page F-56 to

> clarify to what the phrase "liquid collateral" means in the statement "The majority of the Company's digital assets loan receivable is secured by liquid collateral."

44. Please tell us to what the parenthetical phrase "…(market intermediary services for digital asset lending and borrowing)…" refers, and what accounting policy applies to it, in the following statement on page 203, "Galaxy is primarily engaged in the business of providing technology-driven diversified financial services, focused on digital asset trading (including market intermediary services for digital asset lending and borrowing), digital asset mining operations, asset management and investment banking, and not in investing, reinvesting or trading in securities."

45. We note your response to prior comment 86 regarding your allowance for credit losses methodology for your digital assets loan receivable, as well as your disclosure on page F-56 where you state you maintain processes and controls to ensure adequate collateral is held for all your digital asset loans, including processes that monitor market prices and liquidity of the assets that are held as collateral. Please respond to the following:
    - Disclose the frequency that you evaluate the sufficiency of collateral for your digital assets loan receivable (*i.e.,* daily, weekly, monthly, etc.) and confirm that you have the contractual ability to require replenishment of the collateral at least as frequently as your internal policies are to evaluate the sufficiency of the collateral;
    - In your disclosure on page F-56, you state that you are "entitled" to request additional collateral from the borrow if the fair value of the collateral associated with a given loan drops below a predefined threshold. Tell us whether in all cases you request the additional collateral from the borrower. If not, please quantify how frequently you do not actually enforce your contractual rights and clarify the factors that you evaluate in deciding not to require the additional collateral to be posted; and
    - ASC 326-20-35-6 states that an entity may determine that the expectation of nonpayment of the amortized cost basis is zero if the fair value of the collateral is equal to or exceeds the amortized cost if the entity reasonably expects the borrower to continue to replenish the collateral as necessary to meet the requirements of the contract. Please describe the processes you perform to determine that you "reasonably expect" the borrowers to continue to replenish the collateral.

Digital Assets Borrowed, page F-57

46. Tell us and revise your disclosure to clarify whether while the loan is outstanding you, as borrower, have the right and ability to use the digital assets at your sole discretion, including the ability to sell or pledge the borrowed digital assets to third parties, and whether you are required at the conclusion of the loan to return the same type and quantity of digital assets borrowed to the lender.

47. Please revise the first paragraph of your accounting policy note on page F-57 to clearly disclose the put and call options identified in your response to prior comment 77. Further revise the third paragraph to clarify whether the put and call options are the "embedded derivative" and "embedded derivative features" to which the third paragraph refers and to

more clearly describe what you mean when you state the host contract is the "digital asset borrowing agreement."

48. We note your response to prior comment 77.   As it relates to your analysis of ASC 815-15-25-1, please address the following:
    - Provide a more complete analysis explaining why the put and call options you identify are not clearly and closely related to the economic characteristics and risks of the host contract including, if applicable, your evaluation of ASC 815-15-25-41 to 15-43.
    - Clarify for us and revise your disclosure to indicate why "the units" (i.e. quantity) of digital assets borrowed represent an underlying. Tell us whether you identified any other underlyings, including your consideration of the variability in the fair value of a unit of the borrowed digital asset.
    - Identify for us and revise your disclosure to clarify which crypto assets you borrow and the basis for your assertion that they are readily convertible to cash. In this regard, we note that your disclosure in Note 5 on page F-71 discloses only the three largest digital assets borrowed as of December 31, 2022 and 2021 and does not provide information about your borrowings during the periods in your financial statements.
    - Reconcile your response, which indicates that you elected the fair value option (i.e., see ASC 815-15-25-4) for the hybrid instrument, to the third paragraph of your accounting policy on page F-57, which indicates that you have an embedded derivative that is bifurcated and separately accounted for at fair value. Explain why you believe ASC 815-15-25-4, which relates to financial instruments, applies to your digital intangible assets.
    - To the extent you account for the embedded derivative separately at fair value as indicated in your accounting policy on page F-57, revise your presentation of digital assets borrowed on your consolidated statements of financial position to parenthetically disclose the fair value of the embedded derivatives that are included in the presented liability amount at each balance sheet date.

49. Refer to the example provided in your response 77. Tell us, and provide an accounting analysis with citation to authoritative accounting guidance explaining, why interest expense and the related accrual in other current liabilities in your example is measured based on the average BTC price during the loan period. As part of your analysis, tell us the alternatives you considered and rejected, such as measuring at the fair value of the digital asset on the date you transfer control of such assets to the lender, and the reasons why.

50. In your response to comment 78, you indicate that you account for digital asset collateral the lender can rehypothecate in the same way that you account for digital asset lending. Please revise the last paragraph of your Digital Assets Borrowed accounting policy on page F-57 to more clearly articulate this accounting policy, including addressing the following:

- Revise the reference to "similar to" your lending arrangements to be more precise.
- Remove the reference to "reclassify" if in fact you derecognize.
- Explain why "Assets posted as collateral that can be rehypothecated by the counterparty are measured at fair value," differentiating between the derecognized asset and the receivable. Also, revise to clarify your consideration of credit risk.
- More clearly articulate the meaning of the phrase "impaired value."

51.   Refer to your response to comment 78 and the balance sheet line item "Assets posted as collateral." Please address the following:
- Explain your authoritative basis for presenting on the same balance sheet line item digital assets you control and receivables. If such presentation is appropriate, disclose parenthetically on the face of the balance sheet the nature and amount of assets measured at fair value within this line item.
- Consider the need to revise this balance sheet descriptor to clarify that it relates to your digital asset borrowings.

52.   In order to help us further evaluate your response to the first bullet of comment 79, tell us whether you have additional authoritative support for presenting the changes in measurements associated with borrowings described in comment 79 as net revenues. For example, neither the absence of guidance in ASC 815 nor the measurement guidance in ASC 835 appear to support presenting such borrowing measurements as net revenues. Similarly, gains and losses by definition are not revenue, the borrowing itself is not revenue, and the outflow necessary to fulfill counterparty obligations also does not appear to be revenue. Further, your observation about banks does not appear to have relevance in light of the fact that Galaxy is not a bank. We also observe that the related guidance for banks in Article 9 of Regulation S-X does not include revenue, cost of revenues or gross profit/loss subtotals.

Counterparty Digital Assets and Obligations, page F-58

53.   We acknowledge your response to prior comment 85. Please revise your disclosure to identify each significant digital asset underlying your counterparty digital assets and obligations. See Question 2 of SAB 121.

54.   You disclose in this policy note that included in your counterparty digital assets and obligations is digital asset collateral received under your trading and derivative arrangements where you hold the cryptographic key information and do not have the ability to repledge the collateral. Please revise your disclosure to indicate the collateral requirements for these arrangements and any impact on your accounting for the underlying trading and derivative arrangements.

Loans Receivable, page F-61

55.   We note your disclosure that loans receivable are U.S. dollar loans to digital asset owners and that you apply the collateral maintenance practical expedient under ASC 326 in estimating credit losses. We also note your disclosure on page F-20 that the allowance for

credit losses for loans receivable is not material to your financial statements as of March 31, 2023 or December 31, 2022 due to the collateralized nature of the loan receivables and /or their short-term maturity. Please respond to the following:

- Clarify if the contractual terms regarding your ability to require replenishment of collateral are similar to the terms contained in your digital asset loan receivable agreements. If not, please describe all the key differences and the provisions that are contained in your loan receivable agreements;
- Tell us whether in all cases you request the additional collateral from the borrower if the fair value of the collateral drops below the predefined threshold. If not, please quantify how frequently you do not actually enforce your contractual rights under your loan receivable agreements and clarify the factors that you evaluate in deciding not to require the additional collateral to be posted; and
- We note your disclosure on page F-20 that the loan with Argo is secured by, amongst other assets, the mining equipment of Argo that is physically located in the Helios facility and the Blockstream loan is secured by substantially all of the physical assets of Blockstream. We also note that both loans make up a material portion of your loan receivable balance as of March 31, 2023 and December 31, 2022. Given the nature of the collateral for these loans receivable, please tell us how you concluded that the collateral maintenance practical expedient in ASC 326-20-35-6 applied for these loan receivables.

Current Expected Credit Losses, page F-64

56.   We acknowledge your response to prior comment 83. Please revise your disclosure to also indicate that you apply CECL by analogy to digital asset collateral you post on digital asset borrowing that you expect to get back at the end of the loan period.

Note 5. Digital Assets Loan Receivable and Digital Assets Borrowed, page F-70

57.   We note your response to prior comment 87 and your reference to added disclosures on pages F-19, F-20, F-77, and F-78. These disclosures relate to fiat loans receivable. Please tell us, and revise your next amendment, to disclose if you have any past due digital assets loan receivables at any statement of financial position date and the age of these past due receivables, if applicable.

Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Joseph A. Hall